FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021
Commission File Number:  001-32458

DIANA SHIPPING INC.
(Translation of registrant's name into English)
Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached to this Report on Form 6-K as Exhibit 99.1 is a press release dated February 22, 2021 of Diana Shipping Inc. (the "Company") announcing the Company’s financial results for the fourth quarter and year ended December 31, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA SHIPPING INC.
(registrant)

Dated: February 24, 2021	By:	/s/ Ioannis Zafirakis
Ioannis Zafirakis
Interim Chief Financial Officer

Exhibit 99.1

Corporate Contact:
Ioannis Zafirakis
Director, Interim Chief Financial Officer, Chief Strategy Officer, Treasurer and Secretary
Telephone: + 30-210-9470100
Email: izafirakis@dianashippinginc.com
Website: www.dianashippinginc.com

Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

DIANA SHIPPING INC. REPORTS FINANCIAL RESULTS
FOR THE FOURTH QUARTER AND YEAR ENDED DECEMBER 31, 2020

ATHENS, GREECE, February 22, 2021 – Diana Shipping Inc. (NYSE: DSX), (the “Company”), a global shipping company specializing in the ownership of dry bulk vessels, today reported a net loss of $7.4 million and net loss attributed to common stockholders of $8.9 million for the fourth quarter of 2020, including a $1.9 million impairment loss. This compares to a net loss of $14.0 million and net loss attributed to common stockholders of $15.4 million reported in the fourth quarter of 2019, including a $6.5 million impairment loss and $3.3 million loss on sale of vessels.

Time charter revenues were $42.7 million for the fourth quarter of 2020, compared to $51.5 million for the same quarter of 2019. The decrease in time charter revenues was mainly due to the decrease in ownership days resulting from the sale of two vessels in 2020 and also due to decreased average time charter rates that the Company achieved for its vessels during the quarter.

Net loss for 2020 amounted to $134.2 million and net loss attributed to common stockholders amounted to $140.0 million, including a $104.4 million impairment loss and $1.1 million loss on sale of vessels. This compares to a net loss of $10.5 million and net loss attributed to common stockholders of $16.3 million for 2019, including a $14.0 million impairment loss and $6.2 million loss on sale of vessels. Time charter revenues were $169.7 million for 2020, compared to $220.7 million for 2019.

	Fleet Employment Profile (As of February 19, 2021)
	Diana Shipping Inc.’s fleet is employed as follows:
	Vessel	Sister Ships*	Gross Rate (USD Per Day)	Com**	Charterers	Delivery Date to Charterers***	Redelivery Date to Owners****	Notes
	BUILT DWT

	12 Panamax Bulk Carriers
1	OCEANIS		$9,200	5.00%	Phaethon International Company AG	9-Jan-20	4-Mar-21 - 24-Mar-21	1,2
	2001 75,211
2	PROTEFS	A	$9,900	5.00%	Phaethon International Company AG	30-Nov-19	8-Feb-21
			$10,650	5.00%	Reachy International (HK) Co., Limited	8-Feb-21	10-Mar-22 - 20-May-22
	2004 73,630
3	CALIPSO	A	$8,250	5.00%	Uniper Global Commodities SE, Düsseldorf	13-Apr-20	22-Jan-21	3
			$10,400	5.00%	Viterra Chartering B.V., Rotterdam	22-Jan-21	1-Oct-21 - 15-Dec-21
	2005 73,691
4	NAIAS	A	$10,000	5.00%	Phaethon International Company AG	26-Jan-19	27-Jan-21
			$11,000	4.75%	Cargill International S.A., Geneva	27-Jan-21	18-Mar-21	4
	2006 73,546
-	CORONIS		$8,000	5.00%	Koch Shipping Pte. Ltd., Singapore	20-Feb-20	31-Dec-20	5
	2006 74,381
5	MELIA		$10,000	5.00%	Ausca Shipping Limited, Hong Kong	20-Aug-20	5-Apr-21 - 20-Jun-21	6
	2005 76,225
6	ARTEMIS		$10,150	5.00%	Koch Shipping Pte. Ltd., Singapore	28-Nov-19	24-Oct-20	7
			$10,250	5.00%	Glencore Agriculture B.V., Rotterdam	30-Nov-20	5-Jan-22 - 30-Mar-22
	2006 76,942
7	LETO		$9,000	4.75%	Cargill International S.A., Geneva	21-May-20	15-Jul-21 - 30-Sep-21
	2010 81,297
8	SELINA	B	$11,000	5.00%	ST Shipping and Transport Pte. Ltd., Singapore	5-Jul-20	5-Jul-21 - 5-Sep-21
	2010 75,700
9	MAERA	B	$8,600	5.00%	Ausca Shipping Limited, Hong Kong	11-Jun-20	1-Jul-21 - 30-Sep-21
	2013 75,403
10	ISMENE		$10,800	5.00%	Phaethon International Company AG	10-Jan-20	1-Mar-21 - 25-Apr-21	2
	2013 77,901
11	CRYSTALIA	C	$8,750	5.00%	Glencore Agriculture B.V., Rotterdam	22-May-20	1-Jul-21 - 30-Sep-21
	2014 77,525
12	ATALANDI	C	$9,300	5.00%	Uniper Global Commodities SE, Düsseldorf	14-Jun-20	14-Jul-21 - 14-Oct-21
	2014 77,529

	5 Kamsarmax Bulk Carriers
13	MAIA	D	$11,200	5.00%	Aquavita International S.A.	31-Jan-20	31-Mar-21 - 15-Jun-21
	2009 82,193
14	MYRSINI	D	$11,500	5.00%	Ausca Shipping Limited, Hong Kong	4-Dec-19	2-Mar-21 - 19-Mar-21	2
	2010 82,117
15	MEDUSA	D	$11,000	4.75%	Cargill International S.A., Geneva	16-Nov-19	19-Nov-20
			$11,000	4.75%		19-Nov-20	10-Jan-22 - 20-Mar-22
	2010 82,194
16	MYRTO	D	$10,000	4.75%	Cargill International S.A., Geneva	3-Apr-20	1-Jul-21 - 15-Sep-21
	2013 82,131
17	ASTARTE		$11,750	5.00%	Aquavita International S.A.	18-Jan-20	18-Mar-21 - 2-Jun-21
	2013 81,513
	5 Post-Panamax Bulk Carriers
18	ALCMENE		$8,500	4.75%	Cargill International S.A., Geneva	2-Apr-20	17-Apr-21 - 2-Jul-21
	2010 93,193
19	AMPHITRITE	E	$10,250	5.00%	SwissMarine Pte. Ltd., Singapore	21-Mar-20	6-Apr-21 - 21-Jun-21
	2012 98,697
20	POLYMNIA	E	$11,000	4.75%	Cargill International S.A., Geneva	15-Nov-19	22-Nov-20
			$12,100	5.00%	CLdN Cobelfret SA, Luxembourg	22-Nov-20	15-Oct-21 - 25-Dec-21
	2012 98,704
21	ELECTRA	F	$10,250	5.00%	Oldendorff Carriers GMBH & Co. KG, Lübeck, Germany	21-Nov-19	4-Jan-21	8
			$12,500	5.00%	SwissMarine Pte. Ltd., Singapore
	2013 87,150					4-Jan-21	30-Mar-21
22	PHAIDRA	F	$9,400	5.00%	Uniper Global Commodities SE, Düsseldorf	29-May-20	29-Apr-21 - 29-Jul-21
	2013 87,146
	12 Capesize Bulk Carriers
23	ALIKI		$11,300	5.00%	Koch Shipping Pte. Ltd., Singapore	23-Apr-20	4-Mar-21 - 15-Mar-21	2
	2005 180,235
24	BALTIMORE		$15,000	5.00%	Koch Shipping Pte. Ltd., Singapore	19-May-19	21-Dec-20
			$13,000	5.00%		21-Dec-20	20-Jul-21 - 5-Oct-21
	2005 177,243
25	SALT LAKE CITY		$9,750	4.75%	Cargill International S.A., Geneva	24-Mar-19	9-Jan-21
			$13,000	5.00%	C Transport Maritime Ltd., Bermuda	9-Jan-21	1-Apr-22 - 30-Jun-22
	2005 171,810
-	SIDERIS GS	G	$12,700	5.00%	Oldendorff Carriers GMBH & Co. KG, Lübeck, Germany	7-Mar-20	15-Jan-21	9,10
	2006 174,186
26	SEMIRIO	G	$16,000	4.75%	Cargill International S.A., Geneva	30-Jun-19	1-Jan-21
			$13,500	5.00%	SwissMarine Pte. Ltd., Singapore	1-Jan-21	5-Oct-21 - 20-Dec-21
	2007 174,261
27	BOSTON	G	$15,300	5.00%	Oldendorff Carriers GMBH & Co. KG, Lübeck, Germany	7-Jun-19	1-Apr-21 - 30-Jun-21
	2007 177,828

28	HOUSTON	G	$12,400	5.00%	C Transport Maritime Ltd., Bermuda	13-Apr-20	1-Jul-21 - 30-Sep-21
	2009 177,729
29	NEW YORK	G	$15,500	5.00%	Singapore Marine Pte. LTD., Singapore	7-Jun-19	29-Dec-20
			$14,000	5.00%	EGPN Bulk Carrier Co., Limited, Hong Kong	29-Dec-20	16-Apr-22 - 30-Jun-22
	2010 177,773
30	SEATTLE	H	$12,300	5.00%	Pacbulk Shipping Pte. Ltd., Singapore	27-Apr-20	1-Oct-21 - 31-Dec-21
	2011 179,362
31	P. S. PALIOS	H	$12,050	5.00%	C Transport Maritime Ltd., Bermuda	24-Mar-20	9-Apr-21 - 24-Jun-21
	2013 179,134
32	G. P. ZAFIRAKIS	I	$13,200	5.00%	Koch Shipping Pte. Ltd., Singapore	31-May-20	1-Oct-21 - 31-Dec-21
	2014 179,492
33	SANTA BARBARA	I	$17,250	5.00%	Pacbulk Shipping Pte. Ltd., Singapore	28-Dec-19	9-Jan-21
			$17,250	4.75%	Cargill International S.A., Geneva	9-Jan-21	5-Jan-22 - 5-Mar-22
	2015 179,426
34	NEW ORLEANS		$15,000	4.75%	Cargill International S.A., Geneva	10-Apr-19	12-Nov-20	11
			$15,500	5.00%	Nippon Yusen Kabushiki Kaisha	3-Dec-20	25-Jan-22 - 25-Mar-22
	2015 180,960
	4 Newcastlemax Bulk Carriers
35	LOS ANGELES	J	$14,250	5.00%	Engelhart CTP Freight (Switzerland) SA	6-Jun-20	1-Oct-21 - 31-Dec-21
	2012 206,104
36	PHILADELPHIA	J	$14,500	5.00%	BHP Billiton Freight Singapore Pte. Ltd	5-Feb-20	5-Apr-21 - 5-Jul-21
	2012 206,040
37	SAN FRANCISCO	K	$16,000	5.00%	Koch Shipping Pte. Ltd., Singapore	5-Mar-19	11-Feb-21	12,13
	2017 208,006
38	NEWPORT NEWS	K	$18,400	5.00%	Koch Shipping Pte. Ltd., Singapore	8-Sep-20	16-Oct-21 - 30-Dec-21
	2017 208,021

* Each dry bulk carrier is a "sister ship", or closely similar, to other dry bulk carriers that have the same letter.
** Total commission percentage paid to third parties.
*** In case of newly acquired vessel with time charter attached, this date refers to the expected/actual date of delivery of the vessel to the Company.
**** Range of redelivery dates, with the actual date of redelivery being at the Charterers’ option, but subject to the terms, conditions, and exceptions of the particular charterparty.

1 Vessel sold and expected to be delivered to her new Owners at the latest by April 16, 2021.
2 Based on latest information.
3 The compensation for the overlapping period from December 31, 2020 until January 22, 2021, which is beyond the maximum contractual period, is still pending to be agreed between Owners and Uniper Global Commodities SE, Düsseldorf.

4 Redelivery date based on an estimated time charter trip duration of about 50 days.
5 "Coronis" sold and delivered to her new owners on January 13, 2021.
6 Charter includes a one time ballast bonus payment of US$500,000.
7 Vessel on scheduled drydocking from October 24, 2020 to November 30, 2020.
8 Charterers have agreed to pay the average of the daily published rates for p3a-82 route of the baltic panamax index for the days that index was published (i.e. 21/12-24/12 and 04/12) for the excess period commencing from December 21, 2020.

9 "Sideris GS" sold and delivered to her new owners on January 20, 2021.
10 The compensation for the overlapping period from December 31, 2020 until January 15, 2021, which is beyond the maximum contractual period, is still pending to be agreed between Owners and Oldendorff Carriers GMBH & Co. KG, Lübeck, Germany.

11 Vessel on scheduled drydocking from November 12, 2020 to December 3, 2020.
12 Charterers have agreed to pay US$18,000 per day, for the excess period commencing from January 20, 2021 till February 11, 2021.
13 Currently without an active charterparty.

Summary of Selected Financial & Other Data (unaudited)
	Three months ended December 31,		Year ended December 31,
	2020	2019	2020	2019

STATEMENT OF OPERATIONS DATA (in thousands of US Dollars)
Time charter revenues	$42,657	$51,508	$169,733	$220,728
Voyage expenses	3,020	4,488	13,525	13,542
Vessel operating expenses	22,407	23,368	85,847	90,600
Net income/(loss)	(7,430)	(13,981)	(134,197)	(10,535)
Net income/(loss) attributed to common stockholders	(8,872)	(15,423)	(139,966)	(16,304)
FLEET DATA
Average number of vessels	40.0	42.6	40.8	45.0
Number of vessels	40.0	42.0	40.0	42.0
Weighted average age of vessels	10.2	9.5	10.2	9.5
Ownership days	3,680	3,915	14,931	16,442
Available days	3,623	3,834	14,318	16,192
Operating days	3,610	3,716	14,020	15,971
Fleet utilization	99.6%	96.9%	97.9%	98.6%
AVERAGE DAILY RESULTS
Time charter equivalent (TCE) rate (1)	$10,940	$12,264	$10,910	$12,796
Daily vessel operating expenses (2)	$6,089	$5,969	$5,750	$5,510

Non-GAAP Measures
(1)
Time charter equivalent rates, or TCE rates, are defined as our time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards.  Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions.  TCE is a non-GAAP measure.  TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters are generally expressed in such amounts.

(2)
Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.

Conference Call and Webcast Information
The Company’s management will conduct a conference call and simultaneous Internet webcast to review these results at 9:00 A.M. (Eastern Time) on Monday, February 22, 2021.
Investors may access the webcast by visiting the Company’s website at www.dianashippinginc.com, and clicking on the webcast link. The conference call also may be accessed by telephone by dialing 1-877-407-8291 (for U.S.-based callers) or 1-201-689-8345 (for international callers), and asking the operator for the Diana Shipping Inc. conference call.
A replay of the webcast will be available soon after the completion of the call and will be accessible for 30 days on www.dianashippinginc.com. A telephone replay also will be available for 30 days by dialing 1-877-660-6853 (for U.S.-based callers) or 1-201-612-7415 (for international callers), and providing the Replay ID number 13715849.

About the Company
Diana Shipping Inc. is a global provider of shipping transportation services through its ownership of dry bulk vessels. The Company’s vessels are employed primarily on medium to long-term time charters and transport a range of dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.

Cautionary Statement Regarding Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Company management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the severity, magnitude and duration of the COVID-19 pandemic, including impacts of the pandemic and of businesses’ and governments’ responses to the pandemic on our operations, personnel, and on the demand for seaborne transportation of bulk products; the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires and other factors. Please see the Company’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The Company undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.
(See financial tables attached)

DIANA SHIPPING INC.
FINANCIAL TABLES
Expressed in thousands of U.S. Dollars, except share and per share data

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)
	Three months ended December 31,		Year ended December 31,
	2020	2019	2020	2019
REVENUES:				(audited)
Time charter revenues	$42,657	$51,508	$169,733	$220,728
EXPENSES:
Voyage expenses	3,020	4,488	13,525	13,542
Vessel operating expenses	22,407	23,368	85,847	90,600
Depreciation and amortization of deferred charges	10,309	12,063	42,991	48,904
General and administrative expenses	7,030	7,819	32,778	28,601
Management fees to related party	506	589	2,017	2,155
Vessel impairment charges	1,869	6,467	104,395	13,987
Loss on sale of vessels	-	3,336	1,085	6,171
Other income	(359)	(298)	(230)	(854)
Operating income/(loss)	$(2,125)	$(6,324)	$(112,675)	$17,622

OTHER INCOME / (EXPENSES):
Interest expense and finance costs	(4,632)	(6,722)	(21,514)	(29,432)
Interest and other income	35	602	728	2,858
Gain on extinguishment of debt	-	-	374	-
Loss from related party investments	(708)	(1,537)	(1,110)	(1,583)
Total other expenses, net	$(5,305)	$(7,657)	$(21,522)	$(28,157)

Net loss	$(7,430)	$(13,981)	$(134,197)	$(10,535)
Dividends on series B preferred shares	(1,442)	(1,442)	(5,769)	(5,769)
Net loss attributed to common stockholders	(8,872)	(15,423)	(139,966)	(16,304)
Loss per common share, basic and diluted	$(0.10)	$(0.17)	$(1.62)	$(0.17)
Weighted average number of common shares, basic and diluted	86,799,922	90,017,536	86,143,556	95,191,116

	Three months ended December 31,		Year ended December 31,
	2020	2019	2020	2019
				(audited)
Net loss	$(7,430)	$(13,981)	$(134,197)	$(10,535)
Other comprehensive loss (Actuarial loss)	(20)	(151)	(40)	(178)
Comprehensive loss	$(7,450)	$(14,132)	$(134,237)	$(10,713)

CONDENSED CONSOLIDATED BALANCE SHEET DATA
(in thousands of U.S. Dollars)

	December 31, 2020	December 31, 2019*
ASSETS	(unaudited)

Cash, cash equivalents and restricted cash	$82,909	$128,288
Other current assets	41,752	29,751
Vessels, net	716,178	882,297
Other fixed assets, net	21,704	22,077
Investments in related parties	-	1,680
Other non-current assets	9,867	7,187
Total assets	$872,410	$1,071,280

LIABILITIES AND STOCKHOLDERS' EQUITY

Long-term debt, net of deferred financing costs	$420,314	$474,951
Other liabilities	23,526	26,265
Total stockholders' equity	428,570	570,064
Total liabilities and stockholders' equity	$872,410	$1,071,280

*	The balance sheet data have been derived from the audited consolidated financial statements at that date.

OTHER FINANCIAL DATA (unaudited)
	Three months ended December 31,		Year ended December 31,
	2020	2019	2020	2019
				(audited)
Net cash provided by operating activities	$5,927	$5,407	$17,234	$49,882
Net cash provided by/(used in) investing activities	(1,114)	6,013	10,484	38,397
Net cash used in financing activities	$(12,290)	$(32,486)	$(73,097)	$(111,398)